United States Trust Company, National Association
600 Fourteenth Street, Suite 400
Washington, DC 20005-4175

February 17, 2005

Laidlaw International, Inc.
55 Shuman Boulevard, Suite 400
Naperville, IL 60563

Ladies and Gentlemen:

This letter agreement sets forth the terms and conditions upon which Laidlaw International, Inc. (“Laidlaw”) will purchase from the Laidlaw Stock Trust (the “Trust”) established pursuant to the Laidlaw Stock Trust Agreement, dated June 20, 2003, by and between Laidlaw and United States Trust Company, National Association (“Trustee”), as amended by the First Amendment to Laidlaw Stock Trust Agreement, dated December 21, 2003 (as amended, the "Trust Agreement”), and the Trust will sell to Laidlaw, shares of common stock, par value $0.01 per share, of Laidlaw (the “Common Stock”).

On the basis of the representations and warranties and subject to the conditions set forth herein, at the Closing (as defined below), the Trust will sell to Laidlaw, and Laidlaw will purchase from the Trust, 3,777,419 shares of Common Stock (the “Shares”) at a purchase price of $22.37 per share, which is the per share closing price of the Common Stock on the New York Stock Exchange as of the date hereof.

The closing of the purchase and sale contemplated hereby (the “Closing”) shall take place at or about 3:30 p.m., Central Time, on February 17, 2005.

Laidlaw shall pay the aggregate purchase price for the Shares by wire transfer of immediately available funds to the accounts described on Exhibit A hereto. Trustee shall deliver a certificate for the Shares, duly endorsed or accompanied by a stock power duly endorsed, to Mellon Investor Services for the treasury account of Laidlaw.

The Trust represents and warrants to Laidlaw that (i) this agreement has been duly authorized, executed and delivered by the Trustee on behalf of the Trust, (ii) subject to the rights of Laidlaw set forth in the Trust Agreement, it has full right, power and authority to sell the Shares, and (iii) it has good and valid title to the Shares and that, upon the delivery of and payment for the Shares as herein contemplated, Laidlaw will receive good and valid title to the Shares free and clear of any mortgage, pledge, lien, security interest or encumbrance, other than the first priority lien in favor of the Pension Benefit Guaranty Corporation.

The Trustee represents and warrants to Laidlaw that (i) it has been appointed as trustee to manage the shares of Common Stock held by the Trust and, subject to the terms of the Trust Agreement, to exercise all rights, powers and privileges appurtenant to such shares (subject to the authority of the Company to terminate such appointment and appoint a successor trustee for the shares) and (ii) it has full power and authority to execute and deliver this agreement for the account and on behalf of the Trust and to so bind the Trust.

Laidlaw represents and warrants to the Trust that (i) this agreement has been duly authorized, executed and delivered by it, and (ii) it has full power, right and authority to purchase the Shares. Laidlaw acknowledges that, pursuant to the second sentence of Section 3.2(c) of the Trust Agreement, it has directed the Trust to sell the Shares to Laidlaw in accordance with the terms and conditions of this agreement.

This agreement may be executed in counterparts, and shall be deemed to have been duly executed and delivered by all parties when each party has executed a counterpart hereof and delivered an original or facsimile copy thereof to the other party. Each such counterpart hereof shall be deemed to be an original, and all of such counterparts together shall constitute one and the same instrument.

[Signature Page Follows]

UNITED STATES TRUST COMPANY,
NATIONAL ASSOCIATION, solely in its capacity as Trustee of the Trust

By:
Name:
Title:

AGREED TO AND ACCEPTED:

LAIDLAW INTERNATIONAL, INC.

By:

Name:

Title: